UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Rouse Company LP
Full Name of Registrant

The Rouse Company
Former Name if Applicable

10275 Little Patuxent Parkway
Address of Principal Executive Office (Street and Number)

Columbia, Maryland 21044-3456
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to complete and file the Annual Report on Form 10-K for the year ended December 31, 2005 by the prescribed filing date. The Registrant and its independent registered public accounting firm need additional time to review certain matters, primarily the deferred tax liabilities relating to periods prior to the November 2004 merger involving the Registrant and General Growth Properties, Inc.  In addition, the results of this review will likely necessitate a discussion with the Registrant’s previous independent registered public accounting firm, which firm may then require time to perform its additional review of the deferred tax liabilities for prior years.  As a result of the continuing review of these matters by it and its independent registered public accounting firm, the Registrant has not completed its financial statements for the year ended December 31, 2005 and, depending on the results of this review, the Registrant may find it necessary to restate certain amounts previously disclosed for the years ended December 31, 2004 and 2003.  Accordingly, its independent registered public accounting firm and its previous independent registered public accounting firm have not yet completed their audits of such financial statements.

The Registrant’s independent registered public accounting firm is completing its audit procedures on the historical tax records of the Registrant, including the differences in book and tax values that were recorded prior to the November 2004 transaction.  Deferred tax liabilities primarily are the Registrant’s estimate of the future tax liabilities that would be due if the Registrant were to sell assets in future taxable transactions.  The Registrant expects to file its Annual Report on Form 10-K on or before the extended deadline of April 17, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Bernard Freibaum	(312)	960-5252
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As set forth above, the Registrant and its independent registered public accounting firm are continuing to review certain matters, primarily the deferred tax liabilities relating to certain prior periods.  The Registrant cannot estimate at this time the impact on its previously issued financial statements for 2004 and 2003.  Because this work is not yet complete, the Registrant is not in a position at this time to compare results of operations for 2005 and 2004.

The Rouse Company LP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2006	By	/s/ Bernard Freibaum
Bernard Freibaum, Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).